Vision Marine Technologies Inc.

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

December 13, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Thomas Jones
Jay Ingram

Re:	Vision Marine Technologies Inc.
Registration Statement on Form F-3 Filed October 14, 2022 File No. 333-267893 CIK No. 0001813783

Ladies and Gentlemen:

Set forth below is Vision Marine Technologies Inc.’s (the “Company”) response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-3 (File No. 333-267893) (the “Registration Statement”), in the Staff’s letter to the Company, dated October 31, 2022, relating to the Registration Statement. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italics herein. The Company has provided its response immediately after the comment. Concurrently with this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”) with the Commission.

Registration Statement on Form F-3 filed October 14, 2022

General

1. We note that on June 10, 2021 you filed a Form 6-K to announce the acquisition of Electric Boat Rental Ltd. Please provide an analysis regarding the financial statement requirements of Rule 3-05 of Regulation S-X for this acquisition.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the results of operations of the Electric Boat Rental Ltd. (“EBR”) business following the acquisition have been included in the Company’s audited financial statements for the year ended August 31, 2021 (from June 3, 2021), in the Company’s financial statements for the three, six and nine months ended November 30, 2021, February 28, 2022, and May 31, 2022, respectively, and included in the Company’s audited financial statements for the year ended August 31, 2022 included in the Company’s Annual Report on Form 20-F for the year ended August 31, 2022 filed on November 30, 2022 with the Commission (the “Annual Report”). Accordingly, the operating results of EBR have been reflected in the audited consolidated financial statements of the Company for a complete fiscal year in compliance with Rule 3-05(b)(4)(iii) of Regulation S-X, and the Company’s Annual Report has been incorporated by reference into the Amendment.

I hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (604) 720-6468 with any questions or comments regarding this correspondence.

Very truly yours,

By:	/s/ Kulwant Sandher
Name: Kulwant Sandher
Title: Chief Financial Officer

cc:         Rob Condon, Esq., Dentons US LLP